October 26, 2009

RE: Get cash now from your Piedmont Office Realty Trust, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Piedmont Office Realty Trust, Inc. investment and regain control of your money.  Right now, MPF will pay you $4.00 per Share. Move the money into a more liquid investment, pay off bills, or treat yourself to a vacation. It’s your money. Use it any way you want. But this offer expires on November 30, 2009, so you must act soon.

Why take advantage of this opportunity today?

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Guarantee your cash now. Piedmont Office Realty Trust, Inc. has an infinite life, and it has already extended its “list or liquidate” date two times.  Sell today and ensure you get your money out from this security.

•	33% Higher Offer Price. Our offer is 33% higher, $1 per share higher, than the offer by an affiliate of Madison International Realty, LLC.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and treat yourself to a new toy.

•
Share Redemption Program Closed.                                                                                 You have been unable to utilize the Share Redemption Program. The Share Redemption Program had fully depleted its funds for ordinary redemptions the same day it opened in 2009, because it was immediately full with the “back-log” of requests dating back into 2008.

If you act today, you can get your cash now. We will mail your check within three business days after Piedmont Office Realty Trust, Inc. confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,
Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires November 30, 2009 (unless extended). So don’t delay. Fill out and mail in the Piedmont Office Realty Trust, Inc. Assignment Form today so we can rush you a check.